UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Ultra Petroleum Corp.

Full name of Registrant

N/A

Former name if Applicable

116 Inverness Drive East, Suite 400

Address of Principal Executive Office (Street and number)

Englewood, Colorado 80112

City, State and Zip Code

PART II—RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒ ☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, FORM N-CEN or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ultra Petroleum Corp. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Form 10-K for the fiscal year ended December 31, 2019 (the “Form 10-K”). The Company has determined that it is unable to file its Form 10-K within the prescribed time period without unreasonable effort or expense for the reasons set forth below.

The Company is currently engaged in liability management efforts, through its ongoing engagement with Centerview Partners and is actively engaging in discussions with certain holders of the Company’s long-term debt with respect to potential deleveraging or restructuring transactions. These discussions have involved significant resources and have been a priority for management. The Company cannot assure you if or when it will agree on the terms of or consummate any potential restructuring or deleveraging transactions. The Company’s financial, accounting and administrative personnel have been supporting these negotiations and have been focused on maintaining the Company’s ongoing operations and implementing operational reviews and initiatives. These negotiations and activities involve significant resources, place increased burdens on the Company’s management and staff and occurred at the time during which year-end close procedures are normally conducted.

Forward-Looking Statements

This filing contains a number of forward-looking statements. Words such as “expect,” “will,” “working,” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the filing of the Form 10-K and the results of the ongoing review. These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file its Form 10-K within the fifteen-day extension permitted by the rules of the U.S. Securities and Exchange Commission, and the possibility that the Company will not be able to reach agreement with the unsecured bondholders on a favorable debt restructuring transaction. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

PART IV—OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Kason D. Kerr	303	645-9831
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  ☒ Yes    ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒ Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters discussed in Part III above, the Company is not in a position at this point to provide any specific estimate of anticipated significant changes in results of operations from the fiscal year ended December 31, 2018 to the fiscal year ended December 31, 2019 that may be reflected in the financial statements to be included in the fiscal year 2019 Form 10-K.

However, the Company anticipates that total revenue for the fiscal year ended December 31, 2019 will be lower than the fiscal year ended December 31, 2018 but that net income for the fiscal year ended December 31, 2019 will be higher than the fiscal year ended December 31, 2018. Additionally, the Company anticipates that its cash flows from operations will be slightly lower in 2019 than as reported in 2018. As previously reported, the Company decided to release its remaining drilling rig and suspend its operated drilling program in the Pinedale field. This decision was based on natural gas pricing remaining near multi-year lows. This decision reduced the level of production from that of December 31, 2018, which resulted in a decrease in total revenue for the fiscal year ended 2019.

Ultra Petroleum Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2020	By:	/s/ Kason D. Kerr
Kason D. Kerr
Vice President, General Counsel and Corporate Secretary